At a special meeting of shareholders held on August 26, 2016, PIMCO sought approval from shareholders of the PIMCO
Dividend and Income Fund to enter into a sub-advisory agreement with Research Affiliates, LLC and a portfolio implementation agreement with Research Affiliates, LLC and Parametric Portfolio Associations, LLC.

The results of the proxy solicitation on the preceding matter were as follows:

PIMCO Equity Series

Proposal 1: To approve a sub-advisory agreement for the Fund
For            Against        Abstain
15,360,763      855,024        944,023

Proposal 2: To approve a portfolio implementation agreement for the Fund
For            Against        Abstain
15,324,472      909,160        956,177

Certain series of the Trusts shares were held by PIMCO-advised funds or accounts for which PIMCO had discretionary authority to vote proxies. Accordingly, PIMCO voted such shares in proportion to the votes of all other Trust shareholders voting on the proposal.